Exhibit 99.H.25

APPENDIX A
TO
THE TRANSFER AGENCY SERVICES AGREEMENT
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST
and
BROWN BROTHERS HARRIMAN & CO.
Dated as of 8/7/2018

The following is a list of Funds/Portfolios for which BBH shall serve under a Transfer Agency Services Agreement dated as of 9/28/2009 “the Agreement”:

YieldShares High Income ETF
FLAG-Forensic Accounting Long-Short ETF1
EMQQ Emerging Markets Internet & Ecommerce ETF
Hull Tactical US ETF
REX VOLMAXX Short VIX Futures Strategy ETF
The ETF Industry Exposure and Financial Services ETF
Bernstein U.S. Research Fund
Bernstein Global Research Fund
Vesper US Large Cap Short-Term Reversal Strategy ETF

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

EXCHANGE TRADED CONCEPTS TRUST:

BY:	/s/ J. Garrett Stevens

NAME:	J. Garrett Stevens

TITLE:	President

DATE:	8/7/18

1 Formerly WeatherStorm Forensic Accounting Long-Short ETF